Exhibit 2

News Release

All amounts in Canadian dollars unless otherwise indicated

BROOKFIELD RENEWABLE RESPONDS TO STATEMENTS OF

WESTERN WIND ENERGY CORP. REGARDING ALL-CASH OFFER

HAMILTON, Bermuda, January 9, 2013 – Brookfield Renewable Energy Partners L.P. (TSX: BEP.UN) (“Brookfield Renewable”) today announced that it has sent a letter to the Board of Directors of Western Wind Energy Corp. (“Western Wind”) in response to statements of Western Wind regarding Brookfield Renewable’s all-cash offer (the “Offer”) to acquire the issued and outstanding Common Shares of Western Wind for $2.50 per share.

Western Wind has asked that shareholders take no action with respect to the Offer but has not provided any indication that an alternative transaction proposal will be presented to shareholders prior to expiry of the Offer. Furthermore, Western Wind has not provided Brookfield Renewable access to information which may support a higher offer.

The full text of the letter Brookfield Renewable sent to the Board of Directors of Western Wind is below.

The Offer will be open until January 28, 2013 at 5:00 p.m. EST. For further information on the Offer, please contact CST Phoenix Advisors, Brookfield Renewable’s information agent for the Offer, by toll free phone at 1-800-336-5159 or by email at inquiries@phoenixadvisorscst.com.

Full text of letter sent to the Board of Directors of Western Wind:

January 9, 2013

BY EMAIL

Board of Directors

Western Wind Energy Corp.

Suite 1326, 885 West Georgia Street

Vancouver, BC

V6C 3E8

Gentlemen:

Re: All-Cash Offer to Acquire Western Wind Energy Corp.

As you know, we are a significant shareholder of Western Wind Energy Corp. (“Western Wind” or the “Company”) and have made an offer (“Offer”) to acquire all of the issued and outstanding common shares of Western Wind for cash consideration of $2.50 per share. We would like to take this opportunity to comment on certain public statements and information included in your November 30, 2012 Q3 conference call, your Directors’ Circular in response to our Offer, and recent

Western Wind news releases. We would also like to reiterate that our preferred approach is to work with the Board of Western Wind and its advisors towards a Board-supported transaction.

Over five months have elapsed since the announcement of the sales process, and over six weeks have elapsed since the announcement of our Offer. Mr. Ciachurski has criticized our Offer as too low, yet no alternative transaction has been presented to shareholders and we still have not been provided with access to any information that would support our paying a higher offer price. This, notwithstanding Mr. Ciachurski’s comment on the November 30th conference call that “we’re willing to give [Brookfield] information that they need to…reassess their price…”

As we indicated to the Chairman of the Board of Directors in our November 23, 2012 letter regarding the Offer, we have made our Offer without the benefit of due diligence. We have received no communication from Rothschild since their visit to our office on November 28, 2012 (this, despite a statement that “Rothschild is handling the relationship with Brookfield”), nor have we had any engagement with the Western Wind board or management. If Western Wind provides us with access to the information provided to other potential buyers in the sales process, we may find information on Western Wind that supports our paying a higher price. Please let us know as soon as possible if you are willing to do so as we stand ready to complete this work prior to the expiry of our Offer if you provide us adequate time to do so. We assume you will agree that engaging with us to maximize our offer price is in the best interest of Western Wind shareholders.

We would note the following with respect to the price we have offered:

•

First, in connection with Western Wind’s US$25 million term loan facility announced on November 19, 2012, the Company issued 400,000 share purchase warrants to the lender at $2.50 per share. Given the Company’s statements that no dilutive securities would be issued, the Company must not believe that issuing shares at $2.50 per share is too low or a dilutive price.

•

Secondly, as disclosed in your Directors’ Circular, several of your Directors and Officers (including members of your Special Committee overseeing the sales process) sold a significant number of common shares of Western Wind in the three months prior to the announcement of our Offer at prices at or below our offer price. These dispositions were well after Western Wind’s July 30, 2012 announcement of its sales process, and, most notably, after our August 29, 2012 announced initial investment in Western Wind at a price of $2.25 per share.

•

Thirdly, Mr. Ciachurski indicated that Rothschild was preparing a fairness opinion with respect to the adequacy of our Offer and that an outline of that fairness opinion would be part of the Directors’ Circular. No such opinion was included.

•

Fourthly, in the five months since the sales process began, no third party offers for the Company have been forthcoming at a higher price than our Offer, notwithstanding statements by the Company to the effect that the sales process has been a robust one. As a major shareholder of the Company, we have a significant interest in the outcome of this process.

We have structured our Offer as a “Permitted Bid” under Western Wind’s shareholder protection rights plan agreement. Based on statements in your Directors’ Circular, we are concerned that you may try to delay completion of our Offer by taking a position that our Offer is not a Permitted Bid, so we have forwarded our take-over bid circular, your Directors’ Circular and relevant correspondence to the British Columbia Securities Commission to confirm that our Offer is a Permitted Bid.

Once again, we continue to welcome the opportunity to work with the Board and its advisors towards a Board-supported transaction, but time to do so is rapidly running out as our Offer expires on January 28, 2013.

We look forward to your prompt response.

Yours truly,

Richard Legault

Chief Executive Officer of the manager

of Brookfield Renewable Energy

Partners L.P., BRP Energy Group L.P.

* * * * *

Brookfield Renewable Energy Partners (TSX: BEP.UN) operates one of the largest publicly-traded, pure-play renewable power platforms globally. Its portfolio is primarily hydroelectric and totals approximately 5,300 megawatts of installed capacity. Diversified across 69 river systems and 11 power markets in the United States, Canada and Brazil, the portfolio generates enough electricity from renewable resources to power more than two million homes on average each year. With a virtually fully-contracted portfolio of high-quality assets and strong growth prospects, the business is positioned to generate stable, long-term cash flows supporting regular and growing cash distributions to shareholders. For more information, please visit www.brookfieldrenewable.com.

Investor Contact: Zev Korman Director, Investor Relations E-mail: zev.korman@brookfield.com Tel: (416) 359-1955	Media Contact: Andrew Willis SVP, Communications and Media E-mail: andrew.willis@brookfield.com Tel: (416) 369-8236